HYNES & HOWES INSURANCE COUNSELORS, INC.
                             Statement of Operations
       For the Three Months and Six Months Ended March 31, 2000 and 1999
                                  (Unaudited)


The following Statements of Operations of Hynes & Howes Insurance Counselors, Inc. for the three months and six months ended March 31, 2000 and 1999, reflect, in the opinion of the Company, all adjustments (which include only normal recurring adjustments) necessary to present fairly the results of operations for such periods. The results for interim periods are not necessarily indicative of results to be expected for the year.

                             Three Months Ended          Six Months Ended
                                  March 31,                  March 31,
                               2000      1999             2000      1999

Operating Income:
  Interest Income           $21,207   $16,911          $42,063   $39,609
  Other Income                1,651     1,064            2,841     1,210

    Total Operating Income  $22,858   $17,975          $44,904   $40,819

Operating Expenses:
  Management Fees            12,000     9,750           21,750    19,500
  Legal and Audit             5,390     1,098           11,882     2,348
  Other Operating Expenses  $ 4,263   $12,105          $ 8,515   $17,834

    Total Operating Expenses$21,653   $22,953          $42,147   $39,682

Income (Loss) from Operations 1,205    (4,978)           2,757     1,137
  Provision for Income Taxes$     0   $     0          $     0   $     0

Net Income (Loss)           $ 1,205   $(4,978)         $ 2,757   $ 1,137

Earnings Per Common Share   $     0   $     0          $     0   $     0

Dividends per Common Share  $     0   $     0          $     0   $     0